PAMPA ENERGÍA ANNOUNCES GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING FOR OCTOBER 1, 2019

Pampa Energía S.A. announced that will hold a General Extraordinary Shareholders’ Meeting of the Company on October 1, 2019, at 11 a.m., at the registered office, located at Maipú 1, City of Buenos Aires, to consider the following agenda:

1°) Appointment of shareholders to approve and sign the minutes of the Shareholders’ Meeting.

2°) Consideration of reduction of stock capital and cancellation of up to 189,987,026 ordinary, book-entry shares of $1 par value each and entitled to 1 vote per share, held in the Company’s treasury under the repurchase plans approved by the Board of Directors on June 22, 2018, March 27, and August 12, 2019.

3) Grant of authorizations to carry out proceedings and filings necessary to obtain the relevant registrations.

NOTE 1: Shareholders shall send the relevant certificates evidencing the balance of their book-entry accounts, issued to such effect by Caja de Valores S.A., to Maipú 1, Ground Floor, City of Buenos Aires, on any business days from 10.00 am to 6.00 pm until and including September 25, 2019.

NOTE 2: According to the provisions of the Regulations of the Argentine Securities Commission, as amended in 2013, when enrolling to participate at the meeting, the Shareholder shall report the following data: first and last name or complete corporate name; type and number of identity document in the case of natural persons or registration data in the case of legal entities, expressly indicating the Registry where they are registered with and its jurisdiction, domicile and type of domicile. The same information must be filed by any person who attends the meeting as representative of a shareholder.

NOTE 3: Shareholders are hereby reminded that, in accordance with the Regulations of the Argentine Securities Commission, as amended in 2013, in the event of shareholders that are entities organized abroad, (i) information shall be given about the ultimate beneficial owners of the shares that comprise the capital stock of the foreign company and the number of shares that shall be voted by them, stating first and last name, nationality, actual domicile, date of birth, national identity document or passport number, taxpayer identification number (CUIT), worker’s identification number (CUIL) or any other form of tax identification and occupation, and (ii) proof shall be submitted of their registration pursuant to the terms of Sections 118 or 123 of the General Business Companies Law No. 19,550, as amended, and the representative appointed to vote at the Shareholders’ Meeting shall be duly registered with the relevant Public Registry or provide evidence of their capacity as duly appointed proxy.

NOTE 4: In addition, if the shareholder is a trust or any other similar entity, or a foundation or any other similar entity, whether public or private, in order to vote at the meeting it shall be required to comply with Section 26, Chapter II, Title II of the Regulations of the Argentine Securities Commission, as amended in 2013.

NOTE 5: The Shareholders are hereby required to be present at least 15 minutes in advance of the time scheduled for holding the meeting.

María Agustina Montes

Head of Market Relations